
May 12, 2023

Al Swanson
Chief Financial Officer
Plains GP Holdings LP
333 Clay Street, Suite 1600
Houston , Texas 77002

> **Re: Plains GP Holdings LP**
> **Form 10-K for the Fiscal Year ended December 31, 2022**
> **Filed March 1, 2023**
> **File No. 001-36132**

Dear Al Swanson:

We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year ended December 31, 2022

Financial Statements
Note 19 - Commitments and Contingencies, page F-54

1. We note your disclosure concerning the crude oil release from the Las Flores to Gaviota Pipeline (Line 901), indicating that as of December 31, 2022 you recognized a long-term receivable of $225 million for costs that you believe are probable of recovery from insurance, net of deductibles and amounts already collected.

    However, you also have disclosure on page 91, explaining that in the fourth quarter of 2022, insurers responsible for the majority of your remaining insurance coverage of the Line 901 incident, formally communicated a denial of coverage.

    We generally believe that an asset should not be recognized for a claim for recovery from a party that is asserting that it is not liable for indemnification, absent a clear basis for concluding that the amounts are probable of recovery. If a clear basis has been established, the rationale should be apparent from the accompanying disclosure, consistent with the guidance in footnote 49 to the Answer to Question 2 of SAB Topic 5Y.

Tell us how you are able to support your view that the long-term receivable amounts are probable of recovery, considering the insurers' denial of coverage and the various uncertainties expressed in your disclosure on page 91, including factors that could impact the timing and amount of recovery, or adversely impact your assessment, the possibility the insurers could become insolvent, and your inability to provide any assurance that actual recoveries will not vary significantly from the long-term receivable amount.

If you believe that you are able to provide persuasive rationale also submit the disclosure revisions that you propose to address the disclosure concerns for both Plains GP Holdings LP, and your public subsidiary Plains All American Pipeline LP.

Alternatively, if you are unable to provide adequate support for your view that the long-term receivable amounts are probable of recovery, you will need to revise the financial statements of both entities to eliminate the receivable and recognize the loss.

In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact John Cannarella, Staff Accountant, at (202) 551-3337 or Karl Hiller, Branch Chief, at (202) 551-3686 with any questions.

Sincerely,

Division of Corporation Finance
Office of Energy & Transportation